Exhibit 8.1

List of Significant Subsidiaries

Name	Jurisdiction of incorporation	Relationship with the registrant
Duowan Entertainment Corp.	BVI	Wholly owned subsidiary

NeoTasks Inc.	Cayman Islands	Wholly owned subsidiary

NeoTasks Limited	Hong Kong	Wholly owned subsidiary

Guangzhou Huanju Shidai Information Technology Company Limited	PRC	Wholly owned subsidiary

Huanju Shidai Technology (Beijing) Company Limited	PRC	Wholly owned subsidiary

Zhuhai Duowan Information Technology Company Limited	PRC	Wholly owned subsidiary

Beijing Tuda Science and Technology Company Limited	PRC	Variable interest entity

Guangzhou Huaduo Network Technology Company Limited	PRC	Variable interest entity